

Mail Stop 3720

October 18, 2007

VIA U.S. MAIL AND FAX (913) 234-5654
Mr. Douglas E. Nickerson
Chief Financial Officer
QC Holdings Inc.
9401 Indian Creek Parkway, Suite 1500
Overland Park, Kansas 66210

> **Re:** **QC Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarter Ended June 30, 2007**
> **Filed March 14, 2007**
> **File No. 0-50840**

Dear Mr. Nickerson:

We have reviewed your supplemental response letter dated September 4, 2007 as well as your filing and have the following comments. As noted in our comment letter dated May 3, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provisions for Losses and Returned Item Policy, page 36

1.   We note your response to prior comment 1 regarding your "qualitative and other adjustments." Please:

- Expand your disclosure to discuss in detail the qualitative and other adjustments made during each period presented and the reasons thereto.
- With respect to your "additional amount for higher than expected January 2007 loss experience," confirm to us that your additional reserve is not for losses incurred in January (related to January loans), but rather for losses incurred in December 2006 (related to 2006 loans) but not reported or apparent until January.
- Provide disclosures that your allowance represents management's best estimate of probable losses inherent in the portfolio at each period end.
- Revise to clarify that these end of period adjustments are sometimes necessary and sometimes not necessary.

Mr. Douglas E. Nickerson
QC Holdings Inc.
October 18, 2007
Page 2

<u>Form 10-Q for the Quarter Ended June 30, 2007</u>
<u>Note 5 – Allowance for Doubtful Accounts and Provision for Loans, page 9</u>

2.   We note your statement that for purposes of the allowance calculation, installment loans
        are included with payday loans and title loans *based on the expectation* that the loss
        experience for installment loans will be similar to payday loans and title loans.
        Considering that you had recorded a significantly higher effective loss provision for
        installment loans (as a percentage of such loans made during the period ended December
        31, 2006 compared to the effective provision for other loans) and that you have been
        offering installment loans for over a year now, supplementally confirm to us that your
        historical experience thus far has been consistent with your expectation. Please tell us the
        accounting transactions that you record when check payments on installment loans are
        returned and if you write off the remaining balance of the loan, including related interest
        and fees, as well.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. You may contact Kathryn T. Jacobson, Senior Staff Accountant, at
(202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have
questions regarding these comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Catherine E. K. Wood, Gilmore & Bell- via FAX (816) 221-1018